Exhibit 99.2

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

June 20, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Website: www.oromin.com

OJVG Gold Project – Q3 Exploration Outlook

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce it’s proposed exploration program for the third calendar quarter of 2011 for its OJVG Gold Project (the “Project”) in Sénégal. The Q3 program will continue to be dominated by exploration drilling employing three full-time core drilling rigs. We expect to carry out approximately 13,000 metres of new core drilling in approximately 60 holes, as part of a USD$6 million budget for the quarter, funded equally by Oromin and its joint venture partner, Bendon International Ltd. This is an aggressive drill program given that it will take place during the annual rainy season.

OJVG’s recent focus has been targeting the expansion of established deposits by conducting wide-spaced deep drilling beneath existing resources at the Masato and Golouma deposits towards delineating down-dip and down-plunge extensions to outlined gold zones. Oromin will continue this program of successful wide-spaced step-out drilling, while concurrently undertaking initial and follow-up drilling of a number of new gold targets and recent discoveries.

The strategic objectives of the Q3 exploration program are to identify and outline potential new resources and expand the extent of mineralized volumes at more than a dozen drill targets, most of which are relatively less-explored zones.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.